Undertaking Letter

Date: May 28, 2026

To: G Health Inc.

I, Cheung Siu Chung, the director and Chief Financial Officer of G Health Inc. (the “Company”), hereby make the following undertakings:

1. Provision of Office Space

I undertake to provide the principal office located at 31916 Del Cielo Este Apt. 29 Bonsall California 92003-3920, USA, to G Health Inc. (the “Company”) free of charge for a period of 18 months from the effective date of this Undertaking Letter. During such 18-month period, the Company shall have the right to use the office space for its normal business operations, subject to applicable laws and regulations.

2. Loan to the Company

In order to complete the Regulation A offering of the Company and support its operations during the next 12 months, the Company may require additional working capital. Accordingly, I hereby undertake to provide loans to the Company in an amount not exceeding USD $80,000.00, if necessary, to: (i) complete the offering process, and (ii) support the Company’s operations and development during the next 12 months in the event offering proceeds are insufficient.

I am fully aware of the significance of the aforesaid undertakings to the operation and development of the Company. I hereby confirm my sincere intention and undertaking to fulfill the obligations set forth herein.

By: /s/ Cheung Siu Chung

Name: Cheung Siu Chung

Title: Director & Chief Financial Officer

Date: May 28, 2026